MANAGEMENT'S DISCUSSION AND ANALYSIS

SIX MONTHS ENDED JUNE 30, 2011

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

T A B L E  O F  C O N T E N T S

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed consolidated interim financial statements (“Interim Financial Statements”) for the three and six months ended June 30, 2011 and the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2010 as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated Interim Financial Statements, are presented in accordance with IFRS. This MD&A is prepared as of August 12, 2011. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

All information contained in this management discussion relating to the contents of the Preliminary Assessment, including but not limited to statements of the potential Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") and information under the headings "Preliminary Assessment Key Findings,” “Production Profiles,” “Financial Valuation” and “Capital and Operating Costs” are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of a port, road, power generating facilities and power transmission facilities also constitutes such "forward looking statements." The Preliminary Assessment was prepared to broadly quantify the Pebble Project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Pebble Project nor should it be considered to be a prefeasibility study. Although based on a comprehensive technical review of recent engineering and technical studies undertaken by the Pebble Limited Partnership (the "Pebble Partnership") and Northern Dynasty, the studies of capital and operating costs are incomplete and have not been optimized, so the ultimate costs may vary significantly from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the Pebble Project. The Preliminary Assessment is based on Wardrop’s comprehensive review of recent engineering and technical studies undertaken principally by the Pebble Partnership and by Northern Dynasty. The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under the National Environmental Policy Act may differ from those mine models presented in the Preliminary Assessment.

The Preliminary Assessment, in part, uses inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There can be no assurance that the operating and financial projections contained in the Preliminary Assessment will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the Pebble Project. A portion of the mineralized material at the Pebble Project is currently classified as an inferred resource and it is not a reserve. The mineralized material in the Preliminary Assessment is based on the measured, indicated and inferred resources estimated by Hunter Dickinson Services Inc. and audited by Wardrop, a Tetra Tech Company. Additional process tests and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or the amount that may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

The Preliminary Assessment assumes specified, long-term prices levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, copper, silver, and molybdenum have been below the price ranges assumed in Preliminary Assessment during the past ten years, and for extended periods of time.

The Pebble Project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project.

Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The Company is also subject to the specific risks inherent in the mining business, as well as general economic and business conditions.

For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

1.2          Overview

1.2.1      Summary

Northern Dynasty is a mineral exploration company which holds indirect interests in 650 square miles of mineral claims in southwest Alaska, USA. These claims are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project").

1.2.1.1 Pebble Project

The Pebble property ("Pebble") is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for successful mine site and infrastructure development.

Mineralization was discovered in 1987, and by 1997 an initial mineral resource of copper, gold and molybdenum had been outlined in the Pebble deposit by a previous operator.

Northern Dynasty acquired the right to earn an interest in Pebble in late 2001. Over the next 5½ years, the Company explored the Pebble deposit and surrounding property. This work led to the discovery of a substantial volume of higher grade mineralization to the east and an overall expansion of the deposit, as well as the discovery of another porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn occurrence, and gold showings along the extensive northeast-trending mineralized system underlying the property. Comprehensive environmental, social and engineering studies began in 2004.

In mid-2007, a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc, Anglo American US (Pebble) LLC ("Anglo American") established the Pebble Limited Partnership (the “Pebble Partnership”) to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The 50/50 Pebble Partnership owns the Pebble Project, which consists of the Pebble Deposit and 350 square miles of associated resource lands, along with a stream of financing being provided by Anglo American for comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Pebble Project. Work programs at Pebble since mid-2007 have been carried out by the Pebble Partnership. These programs include detailed engineering, environmental and socioeconomic studies toward the completion of a prefeasibility study for the Pebble Project which will enable the Pebble Partnership to engage stakeholders in the planning process and the prepare for permitting under the National Environmental Policy Act ("NEPA").

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

Preliminary Assessment

Northern Dynasty commissioned an independent Preliminary Assessment of the Pebble Project, the results of which were announced by the Company on February 23, 2011. The study, completed by Wardrop, a Tetra Tech Company ("Wardrop")1, was based on concept, prefeasibility and feasibility-level study programs undertaken by the Pebble Partnership and Northern Dynasty. The Preliminary Assessment updates and substantially revises project economic analysis last done by Northern Dynasty in 2004.

The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. The Pebble Partnership continues to separately undertake detailed engineering, environmental and socioeconomic studies toward the completion of a prefeasibility report for the Pebble Project, including ongoing programs to engage project stakeholders in the planning process. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under NEPA and the Alaska State Large Mine Permitting Process may differ from those mine models presented in the Preliminary Assessment.

The Preliminary Assessment describes and assigns potential economic value to three successive mine development cases comprising 25, 45 and 78 years of open pit mining and a nominal processing rate of 200,000 tons per day. Key results include:

  For the Pebble Project, the 45-year Reference Case yields a 14.2% pre-tax internal rate of return ("IRR"), a 6.2-year payback on initial capital investment of US$4.7 billion and a US$6.1 billion pre- tax net present value ("NPV") at a 7% discount rate and long-term metal prices defined in the Preliminary Assessment as $2.50 per pound of copper, $1,050 per ounce of gold, $13.50 per pound of molybdenum and $15.00 per ounce of silver. At current prevailing metal prices, defined in the Preliminary Assessment as $4.00 per pound of copper, $1,350 per ounce of gold, $15.00 per pound of molybdenum and $28.00 per ounce of silver, the 45-year Reference Case yields a 23.2% pre-tax IRR, a 3.2-year payback on initial capital investment2 and a US$15.7 billion pre-tax NPV at a 7% discount rate.

___________________________________________
1 Qualified Persons for the February 2011 Preliminary Assessment Technical Report include Hassan Ghaffari, P.Eng, Robert Morrison, P.Geo, Andre de Ruijter, P.Eng, Tysen Hantelmann, P.Eng, Aleksandar Zivkovic, P.Eng, and Scott Cowie, MAusIMM; Doug Ramsey, P.R. Bio is author of sustainability section. All of these qualified persons are independent of Northern Dynasty.

The Preliminary Assessment is based on mineral resources at February 2010 within a volume or shell defined by long-term metal price estimates of US$2.50/lb copper, US$900/oz gold and US$25/lb molybdenum. Mineral resources that are not mineral reserves do not have demonstrated economic viability. At a 0.30% copper equivalent (CuEQ) cut-off, these comprise:

  5.94 billion tonnes of Measured and Indicated Mineral Resources grading 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum; and
  4.84 billion tonnes of Inferred Mineral Resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area.

2 Initial capital expenditures for all three development cases are estimated at $4.7 billion, excluding capital costs associated with outsourced power, road and port infrastructure.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011
  For Northern Dynasty’s 50% share of the project, the 45-year Reference Case yields an 18% pre-tax and 15.4% post-tax IRR, a 4.7-year pre-tax and 5.3-year post-tax payback on initial capital investment and a US$3.6 billion pre-tax and US$2.4 billion post-tax NPV at a 7% discount rate and long-term metal prices.
  At current prevailing metal prices, the 45-year Reference Case yields a 30.2% pre-tax and 25.1% post-tax IRR, a 2.6-year pre-tax and 3.1-year post-tax payback on initial capital investment and a US$8.3 billion pre-tax and $5.6 billion post-tax NPV at a 7% discount rate for Northern Dynasty’s 50% interest.
  The 45-year Reference Case produces 31 billion ("B") lb copper, 30 million ("M") oz gold, 1.4 B lb molybdenum, 140 M oz silver, 1.2 M kg rhenium and 907,000 oz palladium while mining only 32% of the mineral resource.
  For the 45-year Reference Case, cash costs per payable lb of copper after by-product credits total minus US$0.11.

Additional details on the Preliminary Assessment are described in Northern Dynasty’s 2010 Annual Information Form and the February 2011 Preliminary Assessment Technical Report, both of which are posted on the Company’s profile at www.sedar.com.

The results of the Preliminary Assessment confirm that the Pebble Project has the potential to generate substantial annual revenues, with increasingly better returns over decades of production. Although projects of the scale of Pebble are commonly developed by consortiums of major mining and metal companies, it also has the potential to be a company maker.

Ongoing Prefeasibility Study and Environmental and Socioeconomic Work

The Pebble Partnership continues to advance engineering and project design initiatives for the Pebble Project. Public consultation forums in Alaska are planned to gain input from stakeholders prior to the completion of a Prefeasibility Study and the submission of permit applications. Permitting will be initiated when the Pebble Partnership submits its Project Description and Environmental Baseline Document, which are the foundation for an Environmental Impact Statement ("EIS"). Prepared by a third-party contractor under the direction of a lead federal agency, the EIS will determine whether sufficient evaluation of the project’s potential environmental/socioeconomic effects and development alternatives has been undertaken, and will provide the basis for federal, state and local government agencies to make individual permitting decisions.

The Pebble Partnership has assembled an experienced engineering and permitting team for the Pebble Project, consisting of more than 20 senior engineers and technical specialists (many of whom are from the Anglo American group or Northern Dynasty), as well as engineering firms and specialized consultancies from around the world.

The Pebble Partnership has budgeted US$91 million for a comprehensive work program in 2011 to advance the Prefeasibility Study for the Pebble Project, finalize the Environmental Baseline Document, continue its community engagement and workforce development programs and prepare for permitting under NEPA. It is expected that the Pebble Partnership will complete a Prefeasibility Study for the Pebble Project in 2012, prior to initiating permitting under NEPA.

Corporate

Northern Dynasty has cash and cash equivalents on hand of $41.5 million for its operating requirements. As the Pebble Project is being financed by Anglo American in 2011, management believes that the Company has sufficient capital resources to cover its short to medium term cash requirements.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.2.1.2 Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble property interests into a limited partnership, the Pebble Partnership. Anglo American subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. The Company (through a wholly-owned affiliate) and Anglo American effectively have equal rights in the Pebble Partnership. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies. The Board of the general partner is also to approve the alternatives for a final Feasibility Study. After receipt of the approved prefeasibility report, Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit within 90 days to further expenditures which would bring its total investment to at least US$450 million, which amount is to be expended towards producing a final feasibility study and related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine following approval of a positive Feasibility Study, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.5 billion expenditure, any further expenditure will be funded by Anglo American and the Company (through its affiliate) on a 50:50 basis (subject to dilution for non-contribution). The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

The Company determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity in accordance with IAS 31, Interests in Joint Ventures. The Company applies the equity method to account for its interest in the Pebble Partnership.

Anglo American’s cash contribution since the formation of the Pebble Partnership on July 31, 2007 to June 30, 2011 amounts to $366.4 million (US$346.8 million).

The corporate office of the Pebble Partnership is located in Anchorage, Alaska. The Alaska-based operations are guided by the Board of the general partner with equal representation from Anglo American and Northern Dynasty.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.2.1.3 Technical Programs

Exploration and Drilling

Site work in 2011 will be focused on drilling for engineering studies, and support for environmental field work. The drilling programs are designed to collect information around planned infrastructure, to continue geotechnical studies and metallurgical testwork, and to further test groundwater conditions and overburden characteristics in the pit area. Further assessment of the resource model is planned between the East and West zones.

The site drill program began during the quarter. Seventeen holes totaling 15,300 feet were drilled, including nine geotechnical holes, one hydrology hole and four other holes mainly testing areas of potential infrastructure, and three holes additional holes testing the western part of the Pebble deposit.

Engineering

The current phase of the engineering program consists of completion of the prefeasibility study for the Pebble Project, with delivery of the study expected in 2012. This work commenced during the first quarter with updating of the 2011 work schedule and estimates of costs. A number of key consultants were engaged in the first quarter (Q1) and the primary engineering contractor for the prefeasibility study was selected during the second quarter (Q2).

Mining

An optimization study of open pit mining commenced in Q1 with analysis of optimization parameters and geotechnical considerations. Planning continued through Q2, followed by the initiation of prefeasibility design work.

The initial design work consisted of definition of optimum pit phasing, with confirmation of the pit slope designs. Preliminary production forecasts were generated, based on these preliminary phases, and rock stockpile site locations were selected.

Analyses of overburden characteristics and open pit dewatering requirements were also conducted during Q2.

Metallurgy

Metallurgical testwork, primarily focused on molybdenum and secondary gold recovery, continued during the quarter. This data was used to complete initial design criteria for these components of the process and the criteria for the remainder of the plant were also reviewed.

The results of geo-domain studies were used to update the mine optimization parameters and process plans.

Waste and Water Management

Preliminary alternatives for the waste rock site configurations were established during Q1 and 2011 site investigations to support the prefeasibility study design commenced in Q2. The design and operating criteria for the tailings storage facility were also advanced.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

Infrastructure

Consultants for the major infrastructure components, including the access road, port and power supply, have now been engaged.

Measurements of metocean data (waves, current) at the proposed port site took place in Q1 and Q2. The information derived from these data collection programs will assist in designing the port facilities and the section of the access road that lies near the port site. Geotechnical investigations along the road route and at the proposed port site commenced during Q2 and will continue into Q3.

Environmental and Socioeconomic Studies

Comprehensive environmental and socioeconomic baseline study programs are ongoing at the Pebble Project, with the objectives of collecting data in the Pebble Project region and comparing annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications. The 2011 field programs have primarily focused on hydrology, water quality and fish resources.

The Environmental Baseline Document ("EBD") is being finalized by the Pebble Partnership for expected public release during 2011. This document will be submitted with permit applications once mine engineering and a proposed development plan are completed. The EBD will present information and analysis on baseline physical, chemical, biological and social conditions based upon ongoing data collection by the Pebble Project environmental study team since 2004. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the Pebble Project, with the exception of possible road and port locations. Examination of the road and port sites will be undertaken once a decision is made regarding the exact location of these project features.

Community Engagement

An active program of stakeholder outreach continued throughout 2010, and included community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to advise participants about modern mining practices.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – Established in 2008 with a five-year, US$5 million commitment, the goal of the Pebble Fund is to enhance the health and sustainability of regional fisheries and the communities they support. Grants are determined based on criteria and selections made by an advisory board comprised of citizens from communities throughout the Bristol Bay region. The fourth round of grants was announced in April 2011, when $778,250 was awarded to 18 worthy community development projects in southwest Alaska. The Pebble Fund has supported 83 community-based projects throughout southwest Alaska via grants totaling more than US$3.25 million, while leveraging nearly US$12 million in matching funds from other organizations.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

2.

An independent stakeholder dialogue process concerning the Pebble Project was initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder- driven consultation processes concerning contentious, science-based issues. From December 3, 2010, the Keystone Process will convene Independent Science Panels of respected experts in a range of technical, scientific and sociological fields to review environmental and socioeconomic data compiled by the Pebble Partnership for the purpose of project engineering and permitting, while providing expert insight to Pebble Project stakeholders.

The Pebble Partnership stakeholder relations plans for 2011 include a continuation of local community and state-wide stakeholder engagement, public education programming, as well as the stakeholder tour program. To date, the 2011 site tour program has hosted 34 tour groups and over 180 individual stakeholders. Additionally, about 75 stakeholders have visited operating mines in Alaska, Canada, Nevada, Utah and Wisconsin

The Pebble Fund program will continue in 2011, along with the introduction of a Bristol Bay Marketplace Business Idea Competition for residents of Bristol Bay communities. The competition, sponsored by the Pebble Partnership and the Pebble Fund, provides the opportunity for local entrepreneurs to compete for funding to start or expand Bristol Bay-based businesses.

A total of four Independent Science Panel (“ISP”) events are planned for the fall of 2011 as part of the Keystone process, to review the Pebble Partnership’s environmental baseline studies. ISP events to be held in 2011 will address: geology and geochemistry; hydrology and water quality; fish, wildlife and habitat; and social, economic and cultural dynamics.

As the Pebble Project advances toward the completion of a prefeasibility study and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate a broad-based public consultation program to involve stakeholders in the process by which the project is being designed. This consultative process is currently expected to begin in fall 2011.

Employment and Workforce Development

The Pebble Partnership is one of the most important private sector employers in southwest Alaska. A total of 134 Bristol Bay residents were employed by the Pebble Project in 2010.

Employee training and workforce development initiatives continue to expand. Workforce development initiatives at the Pebble Project include the provision of training in the areas of equipment operations, health, safety and environment. Working with the U.S. and Alaska Departments of Labour, the Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. The Company is also investing in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. In addition, scholarships are available to high school students from the Bristol Bay region that are interested in pursuing studies at college and vocational/technical schools in the fields of project management, operations, geology, science, engineering and other areas of responsible resource development.

1.2.1.4 Legal Matters

A lawsuit filed on July 29, 2009, in Anchorage Superior Court by Trustees for Alaska (an environmental law firm) on behalf of certain activists asserts that the Alaska Department of Natural Resources violated Alaska’s Constitution by granting exploration and temporary water use permits to the Pebble Partnership. Neither the Company nor the Pebble Partnership is named as a party; however, the Pebble Partnership has been granted intervener status in the case. While plaintiffs had requested a preliminary injunction to halt exploration activity at Pebble until the case is resolved, the court denied this request on November 27, 2009, and drilling has continued. The Superior Court heard the Trustees’ constitutional challenge in December 2010. Pending final submissions from the plaintiffs, it is expected to issue a final ruling within six months. The lawsuit is considered unlikely to succeed as it seeks to overturn the State’s regulatory regime for resource management in Alaska.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

On February 23, 2011, the Company issued a news release announcing that it was in receipt of a new independent Preliminary Assessment of the Pebble Project, which is based on the information generated and provided by the Pebble Partnership and Northern Dynasty. The information provided by the Pebble Partnership and the Preliminary Assessment constitute a material change in the affairs of the Company because it changed the technical parameters and estimated net present value of the property by billions of dollars from the last such assessment done in 2004. Anglo American, the Company’s 50% partner in the Pebble Partnership, has asserted that the news release contained confidential information which is the property of the Pebble Partnership and was not authorized to be released, and Anglo American reserves all rights to claim that the release has damaged Anglo American and/or the Pebble Partnership. The Company has received legal advice that the news release was a permitted disclosure under the various agreements with Anglo American, and its issuance was a mandatory requirement under Canadian and US regulatory requirements. The Company does not believe that Anglo American’s allegations have any merit; however, it cannot give assurances about future events or actions by Anglo American.

A citizen initiative certified by the Lake and Peninsula Borough has been filed for its October 2011 ballot. The proposed ‘Save Our Salmon’ initiative was certified in May 2011 and, if approved by local voters, would amend the borough’s development permitting code by precluding developments of more than 640 acres that cause “a significant adverse impact on existing anadromous waters. The Pebble Partnership filed suit against the initiative in Alaska Superior Court in May 2011. The court issued a decision in July 2011 deferring a ruling on the substantive matters raised until after the local election. In August 2011, the Pebble Partnership filed petition for review to the Alaska Supreme Court seeking an expeditious review of the case. The State of Alaska submitted an amicus brief in the case, arguing that the initiative “will interfere with the state’s management of Alaska’s mineral resources for the benefit of the state of Alaska.”

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.2.2      Other Properties

1.2.2.1 South Pebble, SP and KAK Claims

Agreement between Full Metal Minerals and the Pebble Partnership

The Pebble Partnership entered into a letter agreement with Full Metal Minerals Corp. and its subsidiary Full Metal Minerals (USA) Inc. (together, "FMM") in September 2010 (the "FMM Agreement"), which is subject to a due diligence review to the satisfaction of the Pebble Partnership. In the event that any issues uncovered by the Pebble Partnership during its due diligence review are satisfactorily resolved and the FMM Agreement becomes binding, the Pebble Partnership can earn a 60% interest in FMM’s South Pebble Claims (the "FMM Properties"), by incurring exploration expenditures of at least US$3 million and making annual payments of US$50,000 to FMM over a period ending on December 31, 2013. The venture between FMM and the Pebble Partnership will be in the form of a limited liability company ("LLC") operated by the Pebble Partnership.

For the duration of the earn-in period and the term of the LLC, the Pebble Partnership will have an option to select and purchase claims that form part of the FMM Properties (the "Purchased Claims") at a price of US$25 per acre, provided that the Purchased Claims are declared or agreed to be outside of the current scope of the LLC, constitute no more than 20,000 acres, constitute a continuous block of claims and are located outside an "Exclusion Area" specified in the FMM Agreement.

The FMM Properties total 542 claims covering approximately 135 square miles and located west and northwest of the ground held 100% by the Pebble Partnership; 99 of these claims, covering an area of 24.3 square miles, form the "Exclusion Area".

Under the FMM Agreement, the Pebble Partnership was required to complete a Z-Axis Tipper Electromagnetic Technique ("ZTEM") airborne survey over the FMM Properties (completed) and make annual payments of US$50,000 to FMM (the first payment has been made).

1.2.2.2 Big Chunk North and South and Bonanza Hills Claims

Northern Dynasty’s Purchase and Option Agreement with Liberty Star

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 23.8 square miles of claims (the "Purchased Claims") to a US subsidiary of Northern Dynasty in consideration for both a US$1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 million which accrues interest at 10% per annum compounded monthly (the "Loan"). The Loan is repayable, in cash or convertible into Liberty Star shares, after Northern Dynasty has spent at least US$1 million earning into a joint venture (discussed below). As of the date of this MD&A, Northern Dynasty has not spent US$1 million.

In addition, subject to negotiating and signing a definitive earn-in option and joint venture agreement, Northern Dynasty can earn a 60% interest in Liberty Star’s remaining Big Chunk and Bonanza Hills projects in Alaska by spending US$10 million on those properties over six years. The Loan may be applied as part of the earn-in requirements, at Northern Dynasty’s discretion. As of the date of this MD&A, Northern Dynasty and Liberty Star have not entered into a joint venture agreement. The Pebble Partnership had the right but declined to acquire the Purchased Claims.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

The total area of the properties is 186.7 square miles, and includes 95 Purchased Claims; 428 Big Chunk South claims (102.9 square miles); 184 Big Chunk North claims (46 square miles); and 56 Bonanza Hills claims (14 square miles). All are located in the vicinity of Pebble.

In 2010, Northern Dynasty funded helicopter borne ZTEM and aeromagnetic geophysical surveys over the Big Chunk North and Bonanza Hills properties and a two-hole air rotary drill program on the Big Chunk South property.

1.2.3      Market Trends

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, have been steadily increasing since that time.

Although the gold price has dropped from time to time, over the past five years the average annual price has steadily increased. This upward trend accelerated in 2009 in response to the global economic uncertainty that began in mid-2008.

Molybdenum prices have been more volatile than gold or copper, beginning an upward trend in 2003 that reached a peak of US$34/lb in October 2005, decreasing through 2006, then rising in 2007 until the latter part of 2008, when they dropped significantly. This decrease continued until May 2009. Since that time, prices have been variable, but on an overall upward trend.

Average annual prices as well as the average price so far in 2011 for copper, gold and molybdenum are shown in the table below:

Year	Average metal price (US$)
	Copper	Gold	Molybdenum
2008	3.16/lb	871/oz	29.70/lb
2009	2.34/lb	974/oz	11.29/lb
2010	3.42/lb	1,228/oz	15.87/lb
2011 (to the date of this MD&A)	4.27/lb	1,481/oz	16.50/lb

Source: LME Official Cash Price as provided at www.metalprices.com

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.3          Selected Annual Information

The following consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC"). The Company adopted and transitioned to IFRS as of January 1, 2008. All figures are expressed in thousands of Canadian dollars, except per share amounts.

	As at	As at	As at
	December 31	December 31	December 31
Statements of Financial Position	2010	2009	2008
Property, plant and equipment	$–	$–	$11
Investment in the Pebble Partnership	99,306	104,937	121,611
Mineral property interests	1,055	–	–
Current assets	43,886	45,133	46,282
Total assets	144,247	150,070	167,904
Shareholders’ equity	140,060	146,070	163,315
Other liabilities	3,633	3,807	4,441
Current liabilities	554	193	148
Total shareholders’ equity and liabilities	144,247	150,070	167,904
Working capital	$43,332	$44,940	$46,134

	Year ended	Year ended	Year ended
Expenses (income)	December 31 2010	December 31 2009	December 31 2008
Conference and travel	$288	$349	$273
Depreciation	–	–	4
Donations	12	445	–
Exploration	1,800	321	408
Insurance	248	263	407
Legal, accounting and audit	274	354	370
Office costs	653	331	226
Salaries	2,188	1,453	1,381
Shareholder communication	431	750	384
Trust and filing	224	199	235
Foreign exchange loss (gain)	138	130	(9,130)
Deferred income tax expense (recovery)	30	(25)	–
Impairment of marketable securities	–	15	–
Impairment of property, plant and equipment (“PPE”)	–	11	–
Interest income	(544)	(335)	(1.115)
Share-based compensation	8,373	8,479	7,707
Loss for the year	$14,115	$12,740	$1,150

Basic and diluted loss per common share	$0.15	$0.14	$0.01
Weighted average number of common shares outstanding	93,779	92,828	92,544

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.4          Summary of Quarterly Results

Figures are expressed in thousands of Canadian dollars, except per share amounts. Small differences are due to rounding.

	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2011	2011	2010	2010	2010	2010	2009	2009
Other assets	$1,055	$1,055	$1,055	$1,055	$1,055	$–	$–	$–
Equity investment in PLP	96,301	96,810	99,306	102,741	106,295	101,423	104,937	106,904
Current assets	44,925	45,302	43,886	43,421	44,955	46,632	45,133	45,236
Total assets	142,281	143,167	144,247	147,217	152,305	148,055	150,070	152,140

Equity	138,566	139,261	140,060	143,287	148,305	144,322	146,070	151,797
Other liabilities	3,523	3,542	3,633	3,737	3,825	3,645	3,807	–
Current liabilities	192	364	554	193	175	88	193	343
Total shareholders’ equity and liabilities	142,281	143,167	144,247	147,217	152,305	148,055	150,070	152,140

Working capital	44,733	44,938	43,332	43,228	44,780	46,544	44,940	44,893

Comprehensive Loss
Expenses
Conference and travel	25	103	61	44	55	128	59	101
Depreciation	–	–	–	–	–	–	(12)	2
Donations	866	–	4	5	–	3	–	–
Exploration	141	316	850	653	150	147	241	11
Foreign exchange loss (gain)	17	79	112	110	(105)	21	12	74
Insurance	68	67	61	61	62	64	66	65
Impairment on marketable securities	–	–	–	–	–	–	15	–
Legal, accounting and audit	41	53	122	86	36	30	128	130
Office costs	308	197	137	183	226	107	33	53
Salaries	676	622	436	580	747	425	249	361
Shareholder communication	97	176	77	98	158	98	113	230
Share-based compensation	2,782	6,501	1,588	1,543	4,340	902	1,346	1,313
Trust and filing	48	181	7	10	42	165	7	18
Total before undernoted	5,069	8,295	3,455	3,373	5,711	2,090	2,257	2,358

Interest income	(225)	(197)	(198)	(175)	(90)	(81)	(89)	(111)
Impairment loss on PPE	–	–	–	–	–	–	11	–
Deferred income tax	–	–	21	41	3	(35)	(25)	–
Loss for the period	4,844	8,098	3,278	3,239	5,624	1,974	2,154	2,247
Loss (gain) on marketable securities	–	–	1	(1)	1	–	–	2
Exchange difference on translation of the Pebble Partnership	509	2,496	3,435	3,554	(4,872)	3,514	1,967	9,216
Deferred income tax	(19)	(91)	(124)	(129)	176	(127)	(609)	–
Comprehensive loss	5,334	$10,503	$6,590	$6,663	$929	$5,361	$3,512	$11,465

Basic and diluted loss per common share	$0.05	$0.09	$0.03	$0.03	$0.06	$0.02	$0.02	$0.02

Weighted average number of common shares outstanding YTD (thousands)	94,882	94,567	93,973	93,857	93,815	93,254	93,063	92,958

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.5          Results of Operations

The following financial data has been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee ("IFRIC") and are expressed in Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones such as the achievement of various technical, environmental, socioeconomic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1 Results of Comprehensive Loss for the Quarter Ended June 30, 2011 vs. 2010

Loss was $4.8 million for the current quarter as compared to $5.6 million in the comparative period of 2010. The decrease was mainly attributable to lower share-based compensation recognized in the current quarter.

Share-based compensation is measured by determining the fair value of the share purchase options at the grant date for each tranche and is recognized over the period during which the share purchase option vests. Share-based compensation decreased to $2.8 million from $4.3 million in the comparable period of 2010 as a result of the Company not granting share purchase options in the current quarter as compared 2.7 million share purchase options which were granted in Q2 of 2010 and the reduced vesting of options previously granted. The weighted average grant date fair value per share purchase option was $6.57 determined using the Black Scholes model with the following weighted average assumptions: risk free rate of 2.29%; expected volatility of 64% and expected life of 4.15 years.

The Company donated 75,000 common shares to the University of British Columbia during the quarter and recognized a $0.9 million expense which was based on the quoted market value per common share on the date of issue.

The Company recorded exploration costs of $0.1 million (2010 – $0.1 million) and salaries of $0.7 million (2010 – $0.7 million) during the quarter as it continued with further analyses of the Pebble Project following the independent Preliminary Assessment Technical Report issued in February 2011.

As a result of the appreciation of the Canadian dollar against the US dollar from approximately 1USD=0.97CAD at April 1, 2011 to 1USD=0.96CAD at June 30, 2011, the Company recorded an exchange loss of $0.5 million in other comprehensive loss related to the exchange difference on the equity investment in the Pebble Partnership, which has a US dollar functional currency. This compared to the gain recognized in 2010 of $4.9 million when the Canadian dollar decreased from 1USD=1.02CAD at April 1, 2010 to 1USD=1.06CAD at June 30, 2010.

1.5.2 Results of Comprehensive Loss for the Six Months Ended June 30, 2011 vs. 2010

Loss was $12.9 million for the current period as compared to $7.6 million in the comparative period of 2010. The increase was mainly attributable to higher share-based compensation and the donation expense recognized in the current period.

Share-based compensation is measured by determining the fair value of the share purchase options at the grant date for each tranche and is recognized over the period during which the share purchase option vests. Share-based compensation increased to $9.3 million from $5.2 million in the comparable period of 2010 as a result of the Company granting options in the current period and the reduced vesting of options that were granted in prior periods. The increase was also due to the increase in the weighted average grant date fair value per share purchase option which was $6.57 (2010 – $3.87) determined using the Black Scholes model with the following weighted average assumptions: risk free rate of 2.29%; expected volatility of 64% and expected life of 4.15 years.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

The Company donated 75,000 common shares to the University of British Columbia during the period and recognized a $0.9 million expense which was based on the quoted market value per common share on the date of issue.

The Company recorded exploration costs of $0.5 million (2010 – $0.3 million) and salaries of $1.3 million (2010 – $1.2 million) during the period as it completed and issued an independent Preliminary Assessment Technical Report in February 2011 and incurred costs relating to the preparation and analysis thereof.

As a result of the appreciation of the Canadian dollar against the US dollar from approximately 1USD=0.99CAD at January 1, 2011 to 1USD=0.96CAD at June 30, 2011, the Company recorded an exchange loss of $3.0 million in other comprehensive loss related to the exchange difference on the equity investment in the Pebble Partnership, which has a US dollar functional currency. This compared to the gain recognized in 2010 of $1.4 million when the Canadian dollar depreciated against the US dollar from 1USD=1.05CAD at January 1, 2010 to 1USD=1.06CAD at June 30, 2010.

1.5.3 Cash Flows for the Six Months Ended June 30, 2011 vs. 2010

Net cash used in operations increased to $3.3 million in the current period from $2.5 million in the prior year. The increase was due to higher exploration costs, office costs, and salaries.

The Company increased cash from financing activities as a result of higher interest income earned due to increase in interest rates. In the comparable prior period the Company used cash to advance a loan to Liberty Star for $3.2 million and acquire the Liberty Star claims for $1.1 million.

As a result of the exercise of share purchases options, the Company increased cash resources by $4.2 million in 2011 as compared to $3.3 million in 2010.

1.5.4 Financial position as at June 30, 2011 vs. December 31, 2010

The Company’s total assets decreased to $142.3 million from $144.2 million. The decrease was mainly attributable to the decrease in the carrying value of the Group’s investment in the Pebble Partnership as a result of the exchange loss of $3.0 million recognized on translation (refer 1.5.2) . Cash and cash equivalents increased by $1.1 million as the Company received proceeds of $4.2 million from the issue of shares on exercise of share purchase options and utilized $3.3 million in its operations.

1.5.5 Investment in the Pebble Partnership

As indicated in section 1.2.1.2, the Company has determined that, in accordance with IFRS, it has joint control of the Pebble Partnership and applies the equity method to account for its investment in the Pebble Partnership.

Expenditures incurred on the Pebble Project through the Pebble Partnership are being funded 100% by Anglo American. Anglo American’s total contributions from inception to June 30, 2011, total $366.4 million (US$346.8 million). For the period ended June 30, 2011, the Pebble Partnership incurred losses of $29.2 million (2010 – $24.9 million). Exploration costs in the same period increased marginally to $26.2 million from $22.3 million in the comparative period of 2010. The Pebble Partnership continues to focus on the preparation of a prefeasibility study for the Pebble Project which is expected to be delivered in 2012. The main exploration expenditures during the six months ended June 30, 2011, were for:

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011
  engineering (2011 – $5.1 million; 2010 – $4.9 million);
  environmental planning and testing (2011 – $5.6 million; 2010 – $7.0 million);
  site activities (2011 – $10.3 million; 2010 – $6.9 million); and
  public affairs (2011 – $5.2 million; 2010 – $3.5 million).

For further discussion on exploration activities and the technical programs underway on the Pebble Project, please refer to section 1.2.1.3.

1.5.6 Discussion of Quarterly Trends

The Company’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve in other comprehensive loss. Except for Q2 of 2010, the Company has recorded an exchange loss in other comprehensive loss in seven of the past eight quarters as a result of the depreciation of the US dollar. This has resulted in a decrease in the carrying value of the Company’s investment in the Pebble Partnership on the statements of financial position over the same corresponding period. The following table summarizes the movement in the US dollar to the Canadian dollar and the resulting exchange differences recognized in each quarter:

		1CAD for 1USD
Period	USD movement to CAD	Start	End	Recognized (gain) loss
Q3 2009	Depreciation	$1.16	$1.07	$9.2 million
Q4 2009	Depreciation	$1.07	$1.05	$2.0 million
Q1 2010	Depreciation	$1.05	$1.02	$3.5 million
Q2 2010	Appreciation	$1.02	$1.06	$(4.9) million
Q3 2010	Depreciation	$1.06	$1.03	$3.6 million
Q4 2010	Depreciation	$1.03	$0.99	$3.4 million
Q1 2011	Depreciation	$0.99	$0.97	$2.5 million
Q2 2011	Depreciation	$0.97	$0.96	$0.5 million

FY 2009	Depreciation	$1.22	$1.05	$16.7 million
FY 2010	Depreciation	$1.05	$0.99	$5.6 million

Share-based compensation expense also typically fluctuates based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is recognized at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase options vest. As a result of the vesting of certain tranches of prior share purchase options granted, share-based compensation decreased until Q2 of 2010. In Q2 of 2010, the Company granted new share purchase options which resulted in the increase in share-based compensation recognized. In Q3 and Q4 of 2010, share-based compensation decreased as a result of the vesting of certain tranches of these options and the inclusion of forfeiture rates. In Q1 of 2011, share-based compensation increased as a result of share purchase options granted in the quarter. In Q2 of 2011, share-based compensation decreased compared to Q1 of 2011 as a result of the reduced vesting of share purchase options previously granted as well as no new share purchase options were issued during the three months ended June 30, 2011.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.6          Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Except for 2008, when the Company issued common shares pursuant to a private placement financing, the Company has in each past year issued common shares pursuant to the exercise of share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo American (described below) with US$91 million being funded in 2011. Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $42 million in cash and cash equivalents for its own operating requirements. With the Pebble Project fully funded, the Company believes it has sufficient resources to cover its short to medium term cash requirements.

As discussed in section 1.2.2, the Company is in a 50:50 limited partnership with Anglo American. Each of the Company and Anglo American effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.5 billion. Anglo American completed the initial US$125 million commitment to fund prefeasibility study expenditures in 2008. After approval of the prefeasibility report, in order to retain its 50% interest, Anglo American is required to commit to further expenditures which will bring its total investment to at least US$450 million, which amount is to be expended producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its 50% interest in the Pebble Partnership.

At June 30, 2011, the Company had working capital of approximately $44.7 million as compared to $43.3 million at December 31, 2010.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Pebble Partnership has purchase orders for goods and services relating to its activities on the Pebble Project. It also is responsible for all maintenance payments on the property and routine office leases. All costs are funded through existing cash resources in the Pebble Partnership which are being funded by Anglo American and are in the normal course of operations.

The Company is responsible for all maintenance payments on the Purchased Claims (refer 1.2.2.2) . Subject to entering into a definitive joint venture agreement with Liberty Star, which as of the date of this MD&A no definitive joint venture agreement has been entered into, the Company would be required to spend US$10 million in exploration and claims maintenance over 6 years.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.7          Capital Resources

The Company has no long-term debt and had 94,974,174 common shares issued and outstanding at June 30, 2011.

The Company had no commitments for material capital expenditures as of June 30, 2011.

The Pebble Partnership, which is being funded by Anglo American, has an approximate US$1.8 million commitment to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities over the next two years (refer to Community Engagement in 1.2.1.3.2)

The Company has no lines of credit or other sources of financing.

1.8          Off-Balance Sheet Arrangements

None.

1.9          Transactions with Related Parties

The Company and its subsidiaries transact with Hunter Dickinson Services Inc. ("HDSI"), a private company which has certain directors and other key management personnel who are close business associates that are also key management personnel of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to the Company at annually set rates and incurs third party costs on behalf of the Company which are reimbursed by the Company at cost.

Costs for services rendered by HDSI to the Company for the three and six months ended June 30, 2011 were $0.8 million and $1.7 million respectively as compared to $0.4 million and $0.9 million respectively for the comparative period ended June 30, 2010. The increase over 2010 is due to the Company using additional resources provided by HDSI to assist with ongoing administration and management of the Company including assisting with the independent preliminary assessment, continuous disclosure obligations, shareholder communications and investor relations, as well as assisting with the Company’s role as partner in the Pebble Partnership. The costs for expenses paid by HDSI and reimbursed by the Company for the three and six months ended June 30 2011 were $0.1 million and $0.5 million respectively as compared to $0.3 million and $0.5 million for the three and six months ended June 30, 2010.

Compensation paid to key management personnel (directors and senior management comprising the Senior Vice President ("VP"), Corporate Development; VP, Engineering and VP, Public Affairs) for the three and six months ended June 30, 2011 comprised salaries of $0.4 million (2010 – $0.2 million) and $0.8 million (2010 – $0.4 million) respectively and share-based compensation of $1.4 million (2010 – $1.7 million) and $4.9 million (2010 – $2.1 million) respectively.

1.10        Fourth Quarter

Not applicable.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.11        Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12        Critical Accounting Estimates

The Company's significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2010 and the Interim Financial Statements for the three and six months ended June 30, 2011. The preparation of these Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes could differ from these estimates. The Interim Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Interim Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, include, but are not limited to, the following:

i.	the inputs used in measuring share-based compensation expense included in loss for the period; and

ii.

the provision for the income tax recovery included in the loss for the period and the composition of deferred income tax liabilities included in the condensed consolidated interim statements of financial position.

1) Mineral resources and the carrying value of the Company’s investment in the Pebble Partnership

Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources estimates which in turn could have a material effect on the carrying value of the Company’s investment in the Pebble Partnership.

2) Impairment analysis of assets

At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At June 30, 2011, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using pre-tax rates that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At June 30, 2011, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

4) Share-based compensation expense

From time to time, the Company through its Board of Directors, grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate the fair value for these options. This model, and other models which are used to fair value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

During the six months ended June 30, 2011, the Company granted share purchase options and the share-based compensation expense recognized relates to the vesting of tranches from this grant and grants of share purchase options in prior year grants. The following are the weighted average assumptions and inputs used to estimate the fair value of share purchase options granted during the period:

Risk-free interest rate	2.29%
Expected life	4.15 years
Expected volatility	64%
Grant date share price	$13.78
Expected dividend yield	Nil

5) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the statements of financial position and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

A deferred tax liability would arise on the carrying value of the investment in the Pebble Partnership as a result of historical transactions. The Company recognizes net deferred tax liabilities as it believes it does not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

1.13        Changes in Accounting Policies including Initial Adoption

Accounting Standards, Interpretations and Amendments to Existing Standards

Effective January 1, 2011, the Group adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

1)	Amendment to IAS 32 Financial Instruments: Presentation

Rights, options or warrants to acquire a fixed number of the Group’s equity instruments for a fixed amount of any currency will be allowed to be classified as equity instruments so long as the Group offers the rights, options or warrants pro rata to all of the Group’s existing owners of the same class of the Group’s non-derivative equity instruments.

2)	Amendments to IFRS 3 Business Combinations

Clarification that the contingent consideration arising in a business combination previously accounted for in accordance with IFRS 3 that is outstanding at the adoption date continues to be accounted for in accordance with IFRS 3.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

Limiting the accounting policy choice to measure non-controlling interests upon initial recognition at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets to instruments that give rise to a present ownership interest and that currently entitle the holder to a share of net assets in the event of liquidation.

Expansion of the guidance with regards to the attribution of the market-based measure of an acquirer’s share-based payment awards issued in exchange for acquiree awards.

3)	Amendments to IAS 27 Consolidated and Separate Financial Statements

Clarification that the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures resulting from IAS 27 should be applied prospectively, except for amendments resulting from renumbering.

4)	Amendments to IFRS 7 Financial Instruments: Disclosures

Amendment to disclosure requirements, specifically, ensuring qualitative disclosures are made in close proximity to quantitative disclosures in order to better enable financial statement users to evaluate an entity’s exposure to risks arising from financial instruments.

5)	Amendments to IAS 1 Presentation of Financial Statements

Clarification that the breakdown of changes in equity resulting from transactions recognized in other comprehensive income is required to be presented in the statement of changes in equity or in the notes to the financial statements.

6)	Amendments to IAS 24 Related Party Disclosures

Amendment of the definition for related parties.

7)	Amendments to IAS 34 Interim Financial Reporting

Addition of further examples of events or transactions that require disclosure and removal of references to materiality when discussing other minimum disclosures.

Accounting standards not yet effective

1)	Effective for annual periods beginning on or after July 1, 2011

	•	Amendments to IFRS 7, Financial Instruments: Disclosures

Increase in disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

2)	Effective for annual periods beginning on or after July 1, 2012

	•	Amendments to IAS 1, Presentation of Financial Statements

Requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. Earlier adoption is permitted.

3)	Effective for annual periods beginning on or after January 1, 2013

	•	New standard IFRS 10, Consolidated Financial Statements

Builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance where it is difficult to assess. IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation–Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements.

Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28, Investments in Associates were revised and reissued as IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures, to align with the new consolidation guidance.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

•	New standard IFRS 11, Joint Arrangements

Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements rather than its legal form. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. IFRS 11 supercedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

The Company is currently evaluating the impact that IFRS 11 may have on its Interim Financial Statements.

•	New standard IFRS 12, Disclosure of Interests in Other Entities

Provides the disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and consolidated structured entities.

•	New standard IFRS 13, Fair Value Measurement

Defines fair value and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fir value measurements. The standard does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The Company has not early adopted these new or revised standards and is currently assessing the impact that these standards will have on the condensed consolidated interim financial statements.

4)	Effective for annual periods beginning on or after January 1, 2015

	•	New standard IFRS 9, Financial Instruments, Classification and Measurement

The standard represent phase 1 of 3 phases to replace IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. When completed IFRS 9, Financial Instruments, will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. Phase 1 was issued In November 2009 and amended in October 2010 and addressed the classification and measurement of financial assets and financial liabilities. This standard requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Group’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The complete IFRS 9 is anticipated to be issued during the second half of 2011. On July 22, 2011, the IASB tentatively agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB will propose the deferral of IFRS 9 in an exposure draft with a 60 day comment period.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

The Company anticipates that the adoption of this standard will have no material impact except for additional disclosures

1.14        Financial Instruments and Other Instruments

The loan advanced by the Group as part of it consideration for claims purchased has an equity conversion option. This equity conversion feature has been determined to be an embedded derivative which requires separation from the loan receivable. For embedded derivatives identified for separation, the fair value of the derivative must be calculated as of the inception date and at each reporting date subsequent to the inception date. The Group has determined that the fair value of the equity conversion option at the date of inception and at June 30, 2011, is of nominal value as no definitive earn-in and joint venture agreement has been entered into and the first US$1 million has not been incurred by the Group in respect to the JV Agreement claims.

1) Non-derivative financial assets:

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, available-for-sale financial assets, and loans and receivables.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. The Group’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments are recognized directly in equity.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable including the Liberty Star loan receivable and balances receivable from a related party.

2) Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

3) Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk in its cash and cash equivalents by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Company for its programs.

The Company’s loan receivable from Liberty Star is secured by other claims and assets owned by Liberty Star in Alaska, USA. Management has assessed the recoverability of the loan as at the end of the reporting period and based on financial information available on Liberty Star, management has concluded that there is no objective evidence of impairment to the loan and considers the full amount to be recoverable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover its short to medium term cash requirements. In the longer term on completion of the US$1.5 billion expenditure by Anglo American, any further expenditure will need to be funded by the Group and Anglo American on a 50:50 basis. The Group currently does not have the required funding to meet these long term obligations should they arise.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

The Company’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand.

The Company has no contractual obligations other than current trade and related party payables.

Further discussion can be found in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk as some of its cash and cash equivalents are held in US dollars. Also certain of the Company’s corporate expenses are incurred in US dollars. As a consequence, the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s condensed consolidated interim financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s cash and cash equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk (in thousands of dollars) is as follows:

Currency	As at June 30, 2011		As at December 31, 2010
	Foreign	Amount in	Foreign	Amount in
	currency amount	Canadian dollars	currency amount	Canadian dollars
US dollars
Amounts receivable	$3,301	$3,183	$3,153	$3,136
Cash and cash equivalents	90	87	49	48
Total financial assets	$3,391	$3,270	$3,202	$3,458

The exposure of the Company’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk (in thousands of dollars) is as follows:

Currency	As at June 30, 2011		As at December 31, 2010
				Amount
				in
	Foreign currency	Amount in Canadian	Foreign currency	Canadian
	amount	dollars	amount	dollars
US dollars
Amounts payable and other liabilities	$16	$16	$1	$1
Total financial liabilities	$16	$16	$1	$1

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $325,000 in the period (2010 – $333,000). This sensitivity analysis includes only outstanding foreign currency denominated monetary items and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or an increase in the loss (in thousands of dollars) as follows:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Decrease or increase in loss	$104	$110	$203	$214

Commodity price risk

While the value of the Company’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15        Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company as of the date of this MD&A is shown in the following table:

	Exercise price
Expiry date	per share	Number	Number
Common shares			94,974,174

Share purchase options
October 27, 2011	$3.00	61,328
February 2, 2012	$5.00	365,668
February 4, 2012	$5.00	944,676
February 20, 2012	$10.95	150,000
March 26, 2012	$8.25	25,000
April 11, 2013	$9.74	75,000
May 27, 2013	$7.59	1,497,330
August 22, 2013	$5.35	40,000
October 27, 2013	$3.00	97,000
February 2, 2014	$5.00	1,823,000
March 15, 2014	$15.44	926,400
May 27, 2015	$7.59	951,000
March 15, 2016	$15.44	1,266,000	8,222,402

1.15.2 Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting that occurred during the period ended June 30, 2011 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.3 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

1.15.4 Risk Factors

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project.

The Pebble Project’s mineral property interests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before the Company or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore". Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures the Company and/or the Pebble Partnership incur and have incurred in the past on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures incurred will be totally lost.

Feasibility work to determine the viability of the Pebble Project has not been completed and permits have not been applied for

Final feasibility work has not been done to confirm the pit or underground mine design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit or other mine design, mining methods, and processing methods are incorrect. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Cost estimates used are based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although the Company believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Volatility in Metal Prices

The project has been evaluated using projected long-term price levels for copper, gold and molybdenum. Prices for these commodities are historically volatile, and neither the Company nor the Pebble Partnership has control of or influence on those prices, all of which are determined in international markets. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. The prices of copper, gold and molybdenum have fluctuated in recent years and they have shown an upward trend of late, future significant price declines could cause unfavorable changes in the economics of the project and may result in investors being unwilling to finance mineral projects, with the result that the Company may not be able to obtain sufficient financing to fund its exploration and, if warranted, development activities.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2011

Compliance with environmental requirements will command large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and the Company must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at their project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s or the Pebble Partnership’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Although the Company and the Pebble Partnership maintain high environmental standards for their project, like most major mining projects, there are almost always public concerns about new mining projects. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the commercialization of the Pebble Project even if it is found to be economically viable and technically and legally permittable.

The Company and Pebble Partnership also compete with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

The Pebble Project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project.